

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2025

Frank A. Cavallaro
Senior Executive Vice President, Chief Financial Officer
Peapack-Gladstone Financial Corporation
500 Hills Drive, Suite 300
Bedminster, NJ 07921

> **Re: Peapack-Gladstone Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **File No. 001-16197**

Dear Frank A. Cavallaro:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance